FOR IMMEDIATE RELEASE

NEWS RELEASE

New Uranium Drill Program Underway at Helmer Lake

Vancouver, Canada,  July 9th, 2007 – CanAlaska Uranium Ltd. (CVV – TSX.V) (the “Company”) is pleased to report the commencement of summer drilling on the Company’s 100% owned Helmer Lake Project, located 25 km west of Fond Du Lac and the Fond Du Lac uranium deposit on the northern rim of the Athabasca Basin, Saskatchewan.

The Helmer Lake Project was explored by Shell and Famok during the 1970's and early 1980's, when numerous geophysical and geochemical surveys were performed.  According to Dr. Karl Schimann – V.P. Exploration, “Two uraniferous boulder trains were located within the Project area with surface sampling grades registering as high as 2.4% U3O8.   These initial indications of unconformity-style mineralization at shallow depths prompted the acquisition of the Helmer Lake Project by CanAlaska in 2004.”

The Project area was intensively explored by the Company in 2005 and 2006, with several phases of airborne EM and airborne gravity surveys.  Additionally, surface crews have carried out detailed rock sampling, systematic boulder geochemistry and SWIR spectrometry and ground geophysics to define the current targets.

Helmer Lake is one of the most extensively explored properties owned by CanAlaska, and was previously slated for drill testing in 2006.  However, this represents the first opportunity to use a drill to determine the nature of the mineralization in the target areas.

Eight drill holes are planned to test the main conductors and structural breaks associated with the geophysical and geological targets in Target Zone #1.  The shallowest holes are expected to intercept the unconformity at 200-250 metres depth.  The main structural event is the Grease River Fault Zone (GRFZ).  This is one of the major geological structures cutting the Athabasca Basin and the vertical offset in this area is up to 400 metres displacement.  Parallel structures and offset splays are associated with the trace of the GRFZ.  The Fond du Lac unconformity uranium deposit further to the east is also believed to be associated with this structure.

Geophysical surveys will be carried out concurrent with the drill program this summer, and the Company has now mobilized a crew to carry out further detailed IP-Resistivity survey measurements for targeting of additional drill holes in the area.

The person responsible for this news release is Peter Dasler, P.Geo.

About CanAlaska Uranium Ltd. -- www.canalaska.com

CanAlaska Uranium (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in seventeen 100%-owned and two optioned uranium projects in Canada's Athabasca Basin. Since September, 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles). In 2005/2006, CanAlaska expended over Cdn$15 million exploring its properties in the Athabasca Basin and has delineated multiple uranium targets. Initial drilling results from the West McArthur Project revealed uranium mineralization and significant zones of hydrothermal alteration, indicative of a favourable environment for uranium deposition. Active drilling and exploration continues in the Summer, 2007 exploration season at West McArthur and at 4 other significant projects. The Company's high profile in the prominent Athabasca Basin has attracted the attention of major international strategic partners. Mitsubishi Development Pty., a subsidiary of Japanese conglomerate Mitsubishi Corporation, has undertaken to provide CanAlaska C$11 mil. in exploration funding to earn 50% of the West McArthur Project. An MOU has also been executed with Hanwha Corporation, a S. Korean conglomerate, to enter into a C$19 mil. exploration joint venture with CanAlaska on its Cree East Project.

On behalf of the Board of Directors Peter Dasler, M.Sc., P.Geo. President & CEO, CanAlaska Uranium Ltd.	Contact: Emil Fung, Vice President, Corp. Dev. Tel: +1.604.685.1870 Toll Free (N. America):1-800-667-1870 Email: info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

July 9th, 2007